October 9, 2015
Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Jennifer Thompson
Sondra Snyder
James Allegretto

Re:	The Western Union Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-32903
Ladies and Gentlemen:
On behalf of The Western Union Company, a Delaware corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated September 28, 2015 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Form 10-K for the Fiscal Year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Commitments and Contingencies, page 108

1.
We note your disclosure in the second paragraph that you are subject to certain claims and litigation that could result in losses which could be significant and that you do not currently believe that any of these matters, individually or in the aggregate, will have a material adverse effect on your financial position. You also disclose that litigation is inherently unpredictable and you could incur judgments, enter into settlements or revise your expectations regarding the outcome of certain matters and such developments could have a material adverse on your financial position, results of operations or cash flows in the periods in which amounts are accrued or paid. It is unclear from your disclosures whether you currently believe that any matters, individually or in the aggregate, may have a material adverse effect on your results of operations or cash flows. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate or state if true that the estimate is immaterial, in lieu of providing quantified amounts of the additional loss or range of loss. Alternatively, you may state, if true, that such an estimate cannot be made. Please refer to ASC 450-20-50.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. With respect to the legal matters to be described in future filings, if the Company determines that, individually or in the aggregate, there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, then the Company will disclose an estimate of the additional loss or range of loss or state, if true, that the estimate is immaterial or that such an estimate cannot be made.

2.
For matters related to the potential claims for counsel’s fees, administrative fees and other costs that would have been paid from the “Settlement fund” but otherwise would have escheated to the various jurisdictions, please disclose whether you consider these claims to be probable, reasonably possible or remote. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state, if true that such an estimate cannot be made. Alternatively, you may state, if true, that the amount or range of any potential additional loss is not expected to be material to your financial condition, results of operations or cash flows. Please refer to ASC 450-20-50.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. For each filing, we review the likelihood of losses related to this and other matters based on current facts and circumstances. In its next periodic filing, the Company will provide disclosure addressing the likelihood of losses related to the potential claims for counsel’s fees, administrative fees, and other costs paid from the “settlement fund” based on the information available at the time and management’s best judgment in consultation with legal counsel. Further, if the Company believes that there is a reasonable possibility that a loss may have been incurred, the Company will disclose an estimate of the loss or range of loss, or state, if true, that the estimate is immaterial or that such an estimate cannot be made.
* * * * *
In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-8680.

Very truly yours,

/s/ JOHN R. DYE
John R. Dye
General Counsel
The Western Union Company

cc:	Hikmet Ersek
Raj Agrawal
Amintore Schenkel
Darren Dragovich
Sidley Austin LLP
Ernst & Young LLP

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